INVEST IN **ZIBA FOODS**

Urgent Appeal: Help sustain jobs in Afghanistan for Women and Farmers


ZIBA
FOODS
heirloom almonds – gurbandi
RAW

Highlights

1. 📈 In 1000 stores and on-track for an estimated $1mm annual revenue within 12 months
2. 💰 Previously raised $2M+ to build global supply chain and distribution
3. 🚀 Global healthy snack market is set to grow to $32.9B by 2025
4. 🏆 Award-winning: We've won 3 sofi™ Specialty Food Association awards for our products
5. 👩🏻 Directly employ and offer training programs to Afghan women; our workforce is 85% female
6. 🧑‍🌾 Work with hundreds of small, family-owned farms and farmer collectives in Afghanistan
7. 🌍 Socially-driven: our goal is to offer job security to vulnerable segments of the population

7. 🌍 Socially-driven: our goal is to offer job security to vulnerable segments of the population

8. ✈️ Secured distribution with UNFI + KeHE who account for 70% of US natural foods market

Our Team



Kabir Arghandiwal

Originally from Kabul, Kabir fled Afghanistan in 1980 at age 11. Has over 25 years of experience in international banking and business management in New York, Geneva, Istanbul, and Dubai. On a social mission to help rebuild Afghanistan.

> We have a shared passion for the quality of Afghanistan's dried fruit and nuts, and are motivated by the belief that these products deserve a global audience. We also believe that Afghans deserve to be the beneficiaries of the products they grow; creating jobs in Afghanistan and working directly with farmers is the best way to accomplish this.



Raffi Vartanian

Expert in the raw materials and logistics sector. Worked in Afghanistan on the development and trade of the dry fruit and nut industry. Co-founded Ziba to help employ some of Afghanistan's most vulnerable groups.



Patrick Johnson

Has decades of experience in International Distribution, with a focus on business development, sales and aftermarket support across the Middle East and Africa. Co-founded Ziba to help rebuild Afghanistan's reputation in the global arena.



Scott Cantini

Has over 20 years of corporate advisory, financial management and strategic planning experience working in a variety of corporate environments and industries. Co-founded Ziba to bring remarkable Afghan products to the US market (and beyond).

Urgent: Reduce the need for economic migration and invest in the agricultural sector of this beautiful country



Ziba Foods is an artisanal nut and dried fruit company that provides health conscious consumers with delicious nutrient-dense, sustainably grown and socially responsible food sources.

We started Ziba Foods as a passion project: We wanted to make a difference in Afghanistan and saw an opportunity to help revitalize the agriculture sector of the country, and to produce a delicious product.

By all accounts, we succeeded: we created an ethical, sustainable, award-winning brand that is distributed nationally across the US and which is sold in the UK, UAE and Denmark, where we have received incredible support from **Warfair**. We have grown revenues since the launch of our retail product line in 2018 that has resulted in term sheets from private sector investors and an International Development Finance Institution.

Due to current events in Afghanistan, those funding prospects have been put on hold —suddenly and abruptly. This has left us at our most vulnerable; it risks us having to close our operations indefinitely, which would leave our Afghan team, partner farmers, and collaborators with no jobs and no income during this extremely challenging time.

We need your help. We have the ability to continue operating our factory and keep everyone employed over the course of the next year. In order for us to do this, we need to raise $250,000. This amount will ensure for the next 9 months:

- The continued employment of all of our factory staff in Kabul, including 16 women and 3 men, who have over 100 dependents in total.
- The continued ability to purchase our core products (almonds, apricot kernels, pistachios, mulberries, figs, and raisins) from our 350 Afghan partner farms and farmer collectives, ensuring that our partners have income to support their 2,750 family members and can prepare for next year's harvest.
- The continued ability to grow our presence in the US and internationally, and to become available in new markets, thereby ensuring the longevity of our

to become available in new markets, thereby ensuring the longevity of our brand.

If we do not meet our $250,000 target, we will likely have to halt our operations indefinitely. This leaves our 19 factory employees as well as the 350 farmers and cooperatives we work with (and by extension their dependents which is more than 2,750 people) without jobs or an income during one of the most difficult times in Afghanistan's history. We worry about their safety, their ability to put food on the table, and the farmers' ability to continue to harvest their product and prepare for next year's growing season.



Ziba means Beautiful


ZIBA
FOODS
baby pistachio kernels

Working directly with small-scale farms and cooperatives, Ziba sources only the highest quality agricultural products, many grown wild without active cultivation. Combining traditional hand sorting with modern food safety standards, Ziba works to restore Afghanistan to its position as a world-renowned provider of nuts and dried fruit.


Who we are
Ziba Foods is an artisanal food company that specializes in heirloom and wild-grown dried fruits and nuts with superior flavor and nutrition
We are a socially conscious company with a focus on providing sustainable impact to marginalized communities, starting with Afghanistan and growing to reach more than 20m people
Ziba is building a multinational CPG[1] business with projected annual revenue of $64mm by 2030
Ziba will be the World's first global superfood brand, sourcing products from 9 frontier markets for retail outlets around the world.

Forward looking projections cannot be guaranteed.

Our Purpose

Supporting Farmers

One of the many challenges facing Afghan fruit and nut farmers is an economic imbalance between the Afghan farmers who rely on sales to feed their families and the traditional traders who take advantage of farmers in need.



Traders often take harvested products from farmers on consignment, selling them abroad with little to no market price transparency. Some traders pay the farmers less than they promise, citing poor market conditions or problems with product quality. Unscrupulous traders often mix new or superior-quality product with old, inferior stock, attempting to maximize their personal profit at all costs. This damages the reputation of Afghan agricultural products and the farmers who work so hard to produce them. In this environment, the farmers assume all of the risk, but they have little choice and no recourse because they are reliant on these traders to feed their families.

Ziba works differently and always pays for our goods at the time of purchase. As soon as a farmer's available harvest passes our rigorous quality control and inspection process, the farmer gets paid, in cash. We also track our purchases with a modern batching and tracing system, ensuring that we only bring top-quality products to market. Our way of doing business protects the quality of our products, bolsters the reputation of Afghan dried fruit and nuts, and allows us to sustain relationships with farmers and cooperatives across the country, providing them with a reliable source of income, often for the first time.

Women Empowerment



Since its inception, Ziba has maintained a constant focus on supporting and improving the role of women in Afghan society. With chronically high rates of unemployment, Afghan women are too often marginalized across all economic sectors. Ziba's workforce in both management and staff positions is 85% female. We provide our Afghan staff with year-round employment despite the cyclical nature of the agricultural industry. Further, we provide educational opportunities for our staff, including weekly English lessons and ongoing industry-related training.

Our Products




ZIBA
FOODS
NATURALLY HIGH IN CALCIUM AND FIBER
sun-dried figs

We deliver award winning, heirloom products, which correspond directly with longterm market trends. Our focus at Ziba Foods is clear.

Better Quality - In May 2019 this quality was recognized by winning the US Specialty Food Association's prestigious sofi™ "New Product " Award for its Sweet Apricot Kernels. In 2020 we won two additional sofi™ awards for our Baby Pistachios and Dried White Mulberries. We also supply three Michelin-starred restaurants!

Ethical practices - We are committed to supporting Afghanistan's farmers and empowering women along the value chain. This is a commercial advantage; a 2019 study showed that 64% of US consumers under age 35 say there are 'not enough ethically manufactured snacks available.

Nutritious and in Demand - Lab tests show Ziba products have more protein, healthy fat, iron and vitamins than commercially farmed varieties. Fast growing consumer demand on nutritional values and on-the-go convenience means the global healthy snacks market is set to grow to $32.9 billion by 2025.

Economically sustainable - We have a clear path to achieving 45-50% gross profit margins by fully self-processing and packaging products in Afghanistan, shipping by sea and subsidized air, and purchasing at optimal times of the harvest cycle.

Diverse & Certified Range - Ziba Foods currently has 21 Retail SKUs and 12 SKUs for Foodservice. Our processing facility in Kabul is certified by HACCP and we are leading Afghanistan's first official organic certification program for dried fruit and nuts.


ZIBA
FOODS
dried white mulberries
ZIBA
FOODS
heirloom almonds

Ready for Growth!

We have secured US distribution from UNFI and KeHE who together account for approximately 70% of the US natural foods distribution market. We are currently in 1000 stores and have active key and targeted accounts.

Retail accounts for 80% of sales with the remaining from food service and D2C via Amazon and our Shopify sites.


eCommerce
Brick & Mortar
D2C
Foodservice
US Retail
UAE Retail
UK
Asia
Selected Active Accounts
Major Target Accounts
Active
Target
Top priority accounts

To properly capture the market opportunity for CPGs sourced from pre-frontier, frontier and emerging markets, Ziba will commence in 2021 a phased approach to supply-side expansion, while continuing to build heavily upon its foundation in distribution, sales & marketing in end-user markets.


Phase 1: Progress to-date (2010-2023)
12 years
of market analysis, concept development and operations
1,000 stores
Stores where Ziba is stocked in the USA, UK and UAE
650k
2021 Revenue Forecast
Phase 2: Regional Expansion (2023-2025)
4 Source countries
6,500 stores
Stores where Ziba is stocked in North America, Europe, the Middle East and Asia
$8.9m
2025 Revenue Forecast
Phase 3: Extra-Regional Expansion (2025-2030)
9 Source countries
48+
Retail & Foodservice SKUs
30,000 stores
Stores where Ziba is stocked globally
$64m
2030 Revenue Forecast

Forward looking projections cannot be guaranteed.


Phase 1
Phase 2
Phase 3
2010-2015
2016
2017
2018
2019
2020
2021
2022
2023-2024
2025
2026
2027-2030
ZIBA

Forward-looking projections cannot be guaranteed.

Investment

As we mentioned, our growth and fundraising efforts have come up against some challenges and time is of the essence. We are confident that with funding we can continue this effort which seems more important now than ever. Our community raise goal here on WeFunder is $250K to bridge the next 9 months and keep our thriving brand on track. We would really love for you to join us!

Please see the full pitch deck attached and thank you for your consideration.

Downloads

[Ziba Foods Pitch Deck 20210406 1.pdf]